# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Offerpad Solutions Inc., CIK 0001825024
CUSIP: 67623L307
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 433 S FARMER AVE, SUITE 500, TEMPE, Arizona (AZ), 85281
Date of event which requires filing of this statement: 01/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595082

## Reporting persons
- M.H. DAVIDSON & CO.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 44,067; sole dispositive power 0; shared dispositive power 44,067; aggregate amount beneficially owned 44,067 (0.09% of the class)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,028,154; sole dispositive power 0; shared dispositive power 2,028,154; aggregate amount beneficially owned 2,028,154 (4.29% of the class)
  Comment: Includes 22,562 shares of Class A Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants.
- DAVIDSON KEMPNER CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,072,221; sole dispositive power 0; shared dispositive power 2,072,221; aggregate amount beneficially owned 2,072,221 (4.39% of the class)
  Comment: Includes 22,562 shares of Class A Common Stock issuable upon exercise of warrants.
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,072,221; sole dispositive power 0; shared dispositive power 2,072,221; aggregate amount beneficially owned 2,072,221 (4.39% of the class)
  Comment: Includes 22,562 shares of Class A Common Stock issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Offerpad Solutions Inc.
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona 85281

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company ("CO GP"), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership ("DKAERV"). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company ("DKAERV GP"), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

(iii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO and DKAERV ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(iv) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Offerpad Solutions Inc. (the "Company") held by CO and DKAERV and the shares of Class A Common Stock issuable upon exercise of the warrants held by DKAERV.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) CO - a New York limited partnership

(ii) DKAERV - a Cayman Islands exempted limited partnership

(iii) DKCM - a Delaware limited partnership

(iv) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 47,210,647 shares of Class A Common Stock outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on January 12, 2026, after giving effect to the completion of the offering described therein, and assumes the exercise of the warrants reported herein.

As of the date of the event which requires the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own more than 5% of the shares of Class A Common Stock outstanding.
Percent of class: 4.39%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- M.H. DAVIDSON & CO.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP, General Partner of CO (01/16/2026)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKAERV GP, General Partner of DKAERV (01/16/2026)
- DAVIDSON KEMPNER CAPITAL MANAGEMENT LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (01/16/2026)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (01/16/2026)